Exhibit 12.1

CUMBERLAND PHARMACEUTICALS INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

EARNINGS (LOSS) TO COMBINED FIXED CHARGES AND PREFERRED STOCK

DIVIDENDS

(In thousands, except ratios)

RATIOS OF EARNINGS TO FIXED CHARGES AND TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends were as follows for the periods indicated in the table below.

	Six Months Ended	Year ended December 31,
(Dollar amounts in thousands)	June 30, 2012	2011	2010	2009	2008	2007
Earnings from continuing operations, pre-tax and before fixed charges	$2,734	$10,060	$6,702	$5,856	$7,524	$7,108
Fixed Charges	$39	$353	$1,424	$773	$213	$640
Tax-adjusted Preferred Stock Dividends	$—	$—	$—	$—	$—	$—
Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Tax-adjusted Preferred Stock Dividends	69.8	28.5	4.7	7.6	35.3	11.1

Our ratios of earnings to fixed charges and our ratios of earnings to combined fixed charges and tax-adjusted preferred stock dividends were computed based on the following components:

For these ratios, “earnings” represent the aggregate of (a) pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest, (d) distributed income of equity investees and (e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, net of (a) interest capitalized and (b) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. “Fixed charges” represent the sum of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness, (c) an estimate of the interest within rental expense, and (d) preference security dividend requirements of consolidated subsidiaries.

Tax-adjusted Preferred Stock Dividends. The term “Tax-adjusted Preferred Stock Dividends” is the amount of pre-tax earnings required to pay the dividends on outstanding preference securities. We have not issued preference securities for the reporting periods presented.

The term “fixed charges coverage deficiency” refers to the amount of fixed charges for the year in excess of that year’s Earnings from continuing operations, pre-tax and before fixed charges (See the discussion of Earnings above). If such Earnings are zero or negative (i.e., a Loss), then the deficiency equals the year’s total fixed charges.